

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2020

Glenn C. Worman
President and Chief Financial Officer
NATIONAL HOLDINGS CORP
200 Vesey Street
New York, NY 10281

> **Re: NATIONAL HOLDINGS CORP**
> **Form 10-K for the fiscal year ended September 30, 2019**
> **Filed December 30, 2019**
> **File No. 001-12629**

Dear Mr. Worman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance